RED OAK CASH RESERVE FUND, INC.

                             ARTICLES SUPPLEMENTARY

        RED OAK CASH RESERVE FUND, INC. (the "Fund"), a corporation organized under the laws of the State of Maryland, does hereby file for record with the State Department of Assessments and Taxation of Maryland the following Articles Supplementary to its Articles of Incorporation:

        FIRST: Pursuant to the authority contained in Article VI of the Articles of Incorporation of the Fund, one billion (1,000,000,000) of the two billion (2,000,000,000) authorized, unissued, and unclassified shares of the Fund of the par value of one mill ($.001) per share and of the aggregate par value of one million dollars ($1,000,000) were classified as Class A Common Stock by unanimous vote of the board of directors of the Fund at a meeting duly called, at which a quorum was present, on November 7, 1984.

        SECOND: Pursuant to the authority contained in Article VI of the Articles of Incorporation of the Fund, the remaining one billion (1,000,000,000) of the two billion (2,000,000,000) authorized and unissued shares of the Fund of the par value of one mill ($.001) per share and of the aggregate par value of one million dollars ($1,000,000) were classified as Class B Common Stock by unanimous vote of the board of directors of the Fund at a meeting duly called, at which a quorum was present, on November 7, 1984.

        THIRD: Each share of Class A Common Stock and Class B Common Stock shall have all the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption that are set forth in the Fund's Articles of Incorporation with respect to its shares of capital stock.

        IN WITNESS WHEREOF, Red Oak Cash Reserve Fund, Inc. has caused these presents to be signed in its name and on its behalf by its President and its corporate seal to be hereunder affixed and attested by its Secretary on this 29th day of March, 1985, and its President acknowledges that these Articles Supplementary are the act and deed of Red Oak Cash Reserve Fund, Inc. and, under penalty of perjury, that the matters and facts set forth herein with respect to authorization and approval are true in all material respects to the best of his knowledge, information and belief.

ATTEST:                                      RED OAK CASH RESERVE FUND, INC.

(SEAL)

/s/ Jeffrey A. Dalke                         By: /s/ Francis J. Bruzda
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Secretary                                        Francis J. Bruzda
                                                 President